UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oi S.A.

(formerly known as Brasil Telecom S.A.)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Pedro Jereissati, Investor Relations Director

Telemar Participações S.A.,

Praia de Botafogo 300, 11th floor, sala 1101 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 3873-9016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104

1.	Name of Reporting Person Telemar Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 290,549,789(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 290,549,789(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,789(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%(1)
14.	Type of Reporting Person (See Instructions) CO; HC

(1)	Calculated giving effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar (each as defined in Item 2 hereof). Although each phase of the Corporate Reorganization was approved by the shareholders of the relevant companies on February 27, 2012, the settlement of these transactions and the issuance of the new shares of Oi S.A. in these transactions is not expected to occur prior to April 9, 2012.

CUSIP No. 670851 104

1.	Name of Reporting Person Valverde Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,814,954(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,814,954(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,814,954(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person (See Instructions) CO; HC

(1)	Calculated giving effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar (each as defined in Item 2 hereof). Although each phase of the Corporate Reorganization was approved by the shareholders of the relevant companies on February 27, 2012, the settlement of these transactions and the issuance of the new shares of Oi S.A. in these transactions is not expected to occur prior to April 9, 2012.

CUSIP No. 670851 104

1.	Name of Reporting Person Telemar Norte Leste S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common shares, no par value (the “Common Shares”), of Oi S.A. (formerly known as Brasil Telecom, S.A. (“Brasil Telecom”)), a corporation (sociedade anônima) organized under the laws of the federative Republic of Brazil (“Brazil”), which has its principal executive offices located at Rua General Polidoro, No. 99, 5th floor, Botafogo, 22280-001 Rio de Janeiro, RJ, Brazil (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission on November 17, 2009 (the “Initial 13D” and as amended by this Amendment, this “Statement”) by Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar” and together with TmarPart and Valverde Participações S.A. (“Valverde”), a wholly-owned subsidiary of TmarPart, the “Reporting Persons”) and Coari Participações S.A. (“Coari” and together with TNL, Telemar and the Issuer, the “Oi Companies”) by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D.

This Amendment reflects (1) the decrease in TmarPart’s and Valverde’s beneficial ownership of the Common Shares as a result of the corporate reorganization of the Oi Companies described in Item 4 below (the “Corporate Reorganization”) and (2) that, as a result of the Corporate Reorganization, Telemar became a wholly-owned subsidiary of the Issuer and TNL and Coari ceased to exist.

This Amendment is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

TmarPart is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TmarPart is Praia de Botafogo 300, 11th floor, sala 1101 (parte) 22250-040, Rio de Janeiro, RJ, Brazil.

Valverde is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged in holding shares of the Issuer. The principal office of Valverde is Praia de Botafogo 300, 11th floor, sala 1101 (parte) 22250-040, Rio de Janeiro, RJ, Brazil.

Telemar is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of Telemar is Rua Humberto de Campos, 425 – 8th Floor Leblon, Rio de Janeiro RJ 22430-190 Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The merger of Brasil Telecom Holding with and into Brasil Telecom described in Item 3 was the first step in a proposed corporate reorganization that Telemar and its subsidiaries that control Brasil Telecom expected to undertake to reorganize Telemar’s interests in Brasil Telecom. That corporate reorganization was expected to be accomplished through three transactions that were to occur consecutively and would have cumulatively resulted in the conversion of the publicly held shares of Brasil Telecom Holding and Brasil Telecom into shares of Telemar: (1) the merger of Brasil Telecom Holding with and into Brasil Telecom, which was effectively completed on September 30, 2009, (2) a merger of shares (incorporação de ações) under Brazilian law in which shares of Coari, a wholly owned subsidiary of Telemar, would have been issued in exchange for shares of Brasil Telecom, other than shares of Brasil Telecom held directly by Coari, and (3) a merger (incorporação) under Brazilian law of Coari with and into Telemar, with Telemar as the surviving company.

On December 1, 2009, the Oi Companies announced the terms of the Coari share exchange. On January 14, 2010, the Oi Companies announced that they had decided to postpone the Coari share exchange, because the proposed exchange ratio for the subsequent merger of Coari into Telemar that had been announced on April 25, 2008 did not consider the effects of an increase of the provision for contingencies related to certain civil claims against Brasil Telecom in the gross amount of R$1,290 million, which Brasil Telecom was required to recognize in its financial statements for the year ended December 31, 2009.

On March 25, 2010, TNL and Telemar announced that the board of directors of Telemar had approved new exchange ratios for the merger of Coari into Telemar, adjusted to reflect the modification of the provision for contingencies related to certain civil claims against Brasil Telecom. On April 22, 2010, the board of directors of Brasil Telecom approved the new exchange ratios for the merger of Coari into Telemar, subject to the approval of the non-controlling holders of common and preferred shares of Brasil Telecom.

On June 16, 2010, the Oi Companies announced that at the general shareholders meeting of Brasil Telecom held on that date to consider the new exchange ratios for the merger of Coari into Telemar, the non-controlling holders of common and preferred shares of Brasil Telecom did not approve the new exchange ratios, and that, as a result, the remaining steps of the proposed corporate reorganization were indefinitely suspended.

On April 5, 2011, TmarPart began internal discussions regarding a new proposal to simplify the corporate structure of the Oi Companies. TmarPart engaged financial advisors and legal advisors during April 2011 to assist them in evaluating potential alternative corporate structures. These internal discussions continued during April and May 2011, becoming more frequent during May 2011. During April and May 2011, TNL and its subsidiaries provided information regarding the operations and financial condition of TNL and its subsidiaries to TmarPart to assist in evaluating the Corporate Reorganization.

As a result of these discussions, TmarPart publicly proposed the Corporate Reorganization on May 24, 2011. The Corporate Reorganization was effectively completed on February 27, 2012 and consisted of the following steps:

•

a split-off and share exchange under Brazilian law in which (1) Telemar transferred the shares of Coari that Telemar owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar (3) the Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) were exchanged for newly issued common and preferred shares of Coari, and (4) Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	the merger of Coari into Brasil Telecom, resulting in Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom; and

•	the merger of TNL into Brasil Telecom, resulting in TNL ceasing to exist.

In connection with the Corporate Reorganization, on February 24, 2012, TmarPart exchanged all of the class A preferred shares of Telemar that it owned for common shares of TNL held by Jereissati Telecom S.A., Andrade Gutierrez S.A. and Bratel Brasil S.A., each a shareholder of TmarPart, in order to ensure that upon the completion of the Corporate Reorganization, TmarPart retained the voting control of Brasil Telecom in order to comply with the legal and regulatory obligations of TmarPart to ANATEL.

In connection with the Corporate Reorganization, Brasil Telecom issued and distributed redeemable shares of Brasil Telecom to holders of Brasil Telecom shares prior to the mergers of Coari and TNL into Brasil Telecom and redeemed those shares for cash immediately following their issuance. In addition, Brasil Telecom was renamed Oi S.A.

The Corporate Reorganization was undertaken to:

•

simplify the corporate structure of the Oi Companies, which was extremely complex and included three publicly-held companies with seven different classes of publicly-traded shares, and simplify the corporate governance of the Oi Companies by consolidating the shareholder bases of the Oi Companies in one public company with two classes of shares that will be traded in Brazil and abroad;

•

reduce operational, administrative and financial costs following the consolidation of the general management of the Oi Companies, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	align the interests of the shareholders of the Oi Companies;

•	enhance the liquidity of the shares of Brasil Telecom; and

•

eliminate the costs of separate listings of the shares of TNL, Telemar and Brasil Telecom, as well as those costs arising from separately complying with the public disclosure requirements applicable to TNL, Telemar and Brasil Telecom.

Other than as described in this statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons, however, retain their rights to acquire additional Common Shares, to sell some or all of the Common Shares or to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of February 27, 2012, the total number of issued and outstanding Common Shares is 574,361,692, giving effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar and excluding 24,646,937 Common Shares held in treasury. Although each phase of the Corporate Reorganization was approved by the shareholders of the relevant companies on February 27, 2012, the settlement of these transactions and the issuance of the new shares of Oi S.A. in these transactions is not expected to occur prior to April 9, 2012. The numbers of shares held by individuals and entities, as well as the percentages of the issued and outstanding Common Shares owned by those individuals and entities, as reported in this Item 5, similarly give effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar.

(a) & (b)	As a result of the Corporate Reorganization, Telemar no longer owns any Common Shares.

As of February 27, 2012, Valverde beneficially owns, and has the sole power to vote and dispose of 40,814,954 Common Shares, representing 7.1% of the issued and outstanding Common Shares.

The numbers of Common Shares beneficially owned as of February 27, 2012, by directors and executive officers of Valverde are set forth below. Valverde disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

Valverde directors and executive officers:	Number of Common Shares held
José Augusto da Gama Figueira (Chief Executive Officer)	16,211
Alexandre Jeressati Legey (Executive Officer)	979
Rafael Cardoso Cordeiro (Executive Officer)	0

As of February 27, 2012, TmarPart owns all of the outstanding common shares of Valverde and beneficially owns, and has the sole power to vote and dispose of 249,734,835 Common Shares, representing 43.5% of the issued and outstanding Common Shares. As a result, TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,789 Common Shares, representing 50.6% of the issued and outstanding Common Shares.

The numbers of Common Shares beneficially owned by directors and executive officers of TmarPart are set forth below. TmarPart disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

TmarPart directors and executive officers:	Number of Common Shares held

Otávio Marques de Azevedo (Chairman of the Board of Directors)	53

Carlos Francisco Riberio Jereissati (Director)	2

Pedro Jereissati (Chief Executive Officer and Director)	2

José Augusto da Gama Figueira (Director)	16,211

Odali Dias Cardoso (Director)	0

Zeinal Abedin Mahomed Bava (Director)	0

Ivan Ribeiro de Oliveira (Alternate Director)	0

Alessandro Golombiewski Teixeira (Director)	0

Alexandre Jeressati Legey (Alternate Director)	0

Carlos Jeressati (Alternate Director)	2

José Mauro Mettrau Carneiro da Cunha (Director)	14,135

Armando de Santi Filho (Alternate Director)	11

Shakhaf Wine (Alternate Director)	0

Armando Galhardo Nunes Guerra Junior (Executive Officer)	0

Renato Sobral Pires Chaves (Executive Officer)	0

Carlos Augusto Borges (Director)	0

Luis Carlos Fernandes Afonso (Director)	0

Renato Torres de Faria (Alternate Director)	0

Rafael Cardoso Cordeiro (Alternate Director)	0

Ricardo Coutinho de Sena (Director)	0

Fernando Magalhães Portella (Alternate Director)	2

Luiz Antonio Rodrigues Elias (Alternate Director)	15

Roberto Yoshio Miura (Alternate Director)	3

Wilson Santarosa (Alternate Director)	0

Pedro Guimaraes e Melo de Oliveira Guterres (Executive Officer)	0

(c)	The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e)	Telemar ceased to be the beneficial owner of more than five percent of the Common Shares on February 27, 2012 as a result of the completion of the Corporate Reorganization.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements: (1) the Shareholders’ Agreement among AG Telecom Participações S.A. (“AG Telecom”), LF Tel S.A. (“LF Tel”), Asseca Participações S.A. (“Asseca”), BNDES Participações S.A. (“BNDESPar”), Fiago Participações S.A. (“Fiago”), and Fundação Atlântico de Seguridade Social (“FASS”) as parties, with TmarPart, PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), PETROS – Fundação Petrobrás de Seguridade Social (“PETROS”), FUNCEF – Fundação dos Economiários Federais (“FUNCEF”) and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Global Shareholders’ Agreement”) and (2) the Shareholders’ Agreement among AG Telecom, LF Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Control Group Shareholders’ Agreement”).

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to LF Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

In July 2009, Fiago distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. As a result of this distribution, Fiago is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement.

On January 25, 2011, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to reflect the acquisition of voting shares of TmarPart by Bratel Brasil S.A. (“Bratel”) and to increase the quorum requirements to hold pre-meetings and approve certain designated matters. These amendments were effective as of March 28, 2011. The amendment to the Global Shareholders’ Agreement was entered into among AG Telecom, BNDESPar, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel, as parties, with TmarPart and Portugal Telecom SGPS, as intervening parties. The amendment to the Control Group Shareholders’ Agreement was entered into among AG Telecom, LF Tel and FASS, as parties, with TmarPart, as intervening party.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries (including any renewals thereto). The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TmarPart, Telemar and Brasil Telecom and each of TmarPart’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million (the “controlled subsidiaries”):

•	AG Telecom, LF Tel, and FASS will together have the right to designate a majority of the members of the board of directors of TmarPart and each of the other controlled subsidiaries;

•

each increment of 7% of the voting share capital of TmarPart held by each party to the Global Shareholders’ Agreement will entitle that party to designate one member of the board of directors of TmarPart and each of the other controlled subsidiaries and his or her alternate;

•

in addition, so long as it holds at least 7% of the voting share capital of TmarPart, Bratel will be entitled to designate one member of the board of directors of TmarPart and his or her alternate, from the directors and executive officers of Portugal Telecom;

•

each increment of 7% of the voting share capital of TmarPart held by BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate one member of the board of directors of TmarPart and each of the controlled subsidiaries and his or her alternate;

•	PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•

Bratel, BNDESPar, PREVI, PETROS and FUNCEF will have the right to designate one member of the board of directors of any other subsidiary of TNL, provided that AG Telecom, LF Tel, and FASS have designated members to such board of directors;

•

AG Telecom, LF Tel, BNDESPar, Bratel, FASS, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

•	the chief executive officer of TNL will select the other executive officers of TNL;

•	the chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary;

•	BNDESPar, PREVI, PETROS, and FUNCEF collectively have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries;

•

AG Telecom, LF Tel, BNDESPar, Bratel, FASS, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of TNL and the other controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings; and

•

approval of certain matters be subject to the supermajority vote of the shareholders (for instance, among other things, approval of changes to the bylaws of TmarPart or to the bylaws of any of its material subsidiaries, approval of donation policies, approval of investments of any kind not specifically foreseen in the budgets in excess of R$50 million and certain other matters are subject to a 75% majority; approval of, and amendments to, the annual budget of TmarPart and its material subsidiaries, capital reduction or increases, the issue of securities, proposals to pay or distribute dividends or interest on shareholders’ equity in amounts below 25% of the net income, selection of auditors and certain other matters are subject to a 77% majority; sale or creation of any liens on the shares issued by the material subsidiaries, or the issue of convertible securities, the adoption of any procedure that would cause TmarPart to lose control of the material subsidiaries, any merger or spin off transaction involving TmarPart or any of its material subsidiaries and certain other matters are subject to a 87.4% majority.

Under the Global Shareholders’ Agreement, each of the shareholders party to it has agreed:

•

not to enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement and (3) the shareholders’ agreement entered into among Bratel, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom S.A. (formerly known as La Fonte Telecom S.A.);

•

not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement or the shareholders’ agreement entered into among Bratel, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom S.A. without the consent of all parties to the Global Shareholders’ Agreement;

•

to grant a right of first refusal and tag-along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares, except that FASS must grant the right of first refusal for its TmarPart shares to AG Telecom and LF Tel, (ii) any sale of TmarPart shares among PREVI, PETROS and FUNCEP is not subject to the right of first refusal and (iii) PREVI, PETROS and FUNCEF must grant the right of first refusal for their TmarPart shares to BNDESPar;

•

that the other parties to the Global Shareholders’ Agreement have the right to sell, and Bratel has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel acquires control of TmarPart;

•

to offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder, including, without limitation, in the event that Bratel acquires control of AG Telecom or LF Tel; and

•	that the other shareholders have the right to purchase all of Bratel’s TmarPart shares in the event of a change of control of Portugal Telecom.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•

to hold pre-meetings between themselves prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

•	that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement; and

•

that if a party to the Control Group Shareholders’ Agreement sells all or part of its TmarPart shares to another party or to a third party, the purchaser(s) and the selling party, as the case may be, will be considered one voting block for the purposes of the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement) and that such voting block will hold pre-meetings prior to the meetings of the parties to the Control Group Shareholders’ Agreement.

The description of the terms of the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement and the amendments thereto, which are filed as Exhibits 99.3, 99.4, 99.5 and 99.6 to this Schedule 13D and are incorporated herein by reference.

Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the Common Shares.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated February 27, 2012.

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.6	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2012

Telemar Participações S.A.

By:	/s/ Renato Sobral P. Chaves
Name: Renato Sobral P. Chaves
Title: Executive Officer

By:	/s/ Pedro G.M.O. Guterres
Name: Pedro G.M.O. Guterres
Title: Executive Officer

Valverde Participações S.A.

By:	/s/ Jose Augusto G. Figueira
Name: Jose Augusto G. Figueira
Title: Executive Officer

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Executive Officer

Telemar Norte Leste S.A.

By:	/s/ Francisco Valim
Name: Francisco Valim
Title: Chief Executive Officer

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer